SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LIBERTY TAX CREDIT PLUS, L.P.

(Name of Subject Company)

Liberty Tax Credit Plus, L.P.

Related Credit Properties

Liberty Associates III L.P.

(Name of Person(s) Filing Statement)

Beneficial Assignment Certificates and Limited Partnership Interests

(Title of Class of Securities)

531280105

(CUSIP Number of Class of Securities)

Alan Hirmes

Chief Executive Officer

Related Credit Properties III

Liberty Associates III, L.P.

625 Madison Avenue

New York, New York 10022

(212) 317-5700

With Copies to:

Mark Schonberger, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, NY 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  |_|

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Liberty Tax Credit Plus, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partners of the Partnership are Related Credit Properties ("RCP"), a Delaware corporation with principal executive offices at 625 Madison Avenue, New York, New York 10022, and Liberty Associates III L.P. ("Liberty III", and together with RCP, the “General Partners”), a Delaware limited partnership with principal executive offices at 625 Madison Avenue, New York, New York 10022. The telephone numbers for each of these entities is (212) 317-5700. The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs" or “Units”) representing assignments of limited partnership interests in the Partnership. The Partnership currently has 15,987.5 Units outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The Partnership, as well as RCP and Liberty III in their capacity as the general partners of the Partnership, are the Persons filing this Statement. The addresses and business telephone numbers of these entities are set forth in Item 1 above.

This Statement relates to the offer (the “Offer”) by SCM Special Fund, LLC, MPF-NY 2006, LLC, MPF Senior Note Program I, LP, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC (collectively the “Purchasers”) to purchase up to 3,197.50 Units in the Partnership. The Purchasers have offered to pay $125 per Unit, less the amount of any distributions declared or made with respect to the Units between July 7, 2006 (the “Offer Date”) and August 8, 2006 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated July 7, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”), would be assigned by tendering Unit holders to the Purchasers. The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on July 7, 2006.

The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California 94556 and the business phone is (925) 631-9100.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither the General Partners nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(1) The Partnership is a limited partnership which was formed under the laws of the State of Delaware. As noted above, the general partners of the Partnership are RCP and Liberty III. RCP is also the special limited partner of the Partnership and RCP’s general partner is Credit Properties GP LLC, a Delaware limited liability company. RCP is the general partner of Liberty III.

The Partnership was formed to invest, as a limited partner, in other limited partnerships (referred to herein as "Local Partnerships," "subsidiaries" or "subsidiary partnerships") which own leveraged-low and moderate-income multifamily residential complexes ("Apartment Complexes") that are eligible for the low-income housing tax credit ("Tax Credit") enacted in the Tax Reform Act of 1986, and to a lesser extent in Local Partnerships owning properties ("Rehabilitation Projects", and together with the Apartment Complexes, the "Properties") that are eligible for the historic rehabilitation tax credit (the "Historic Rehabilitation Tax Credit"). The Partnership's investment in each Local Partnership represents a 20% to 98% interest in each of the Local

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Partnerships. The Partnership does not anticipate making any additional investments. As of March 15, 2006, the Partnership had disposed of fifteen of its 31 original Properties. Subsequently, on May 1, 2006, the property and the related assets and liabilities of three other Local Partnerships were sold, and on June 5, 2006, the property and related assets and liabilities of a fourth Local Partnership were sold.

Liberty III is the special limited partner in all of the Local Partnerships, as well as a general partner of the Partnership. Liberty III has certain rights and obligations in its role as special limited partner, which permit it to exercise control over the management and policies of the Local Partnerships.

The Partnership does not have any employees, directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of the General Partners. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

Pursuant to the Partnership Agreement, the General Partners are entitled to a fee (the "Partnership Management Fee") for their services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships in which the Partnership has acquired a partnership interest (the "Local Partnerships")). The Partnership Management Fee is payable annually and is determined by the General Partners based on their review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below). "Invested Assets" means the sum of (i) any capital contributions made by the Partnership to the Local Partnerships, (ii) the amounts represented by promissory notes given by the Partnership to the sellers of interests of Local Partnerships as part of the Partnership's purchase price, and (iii) the amount of all liens and mortgages on properties when the Partnership acquired interests in Local Partnerships. For the year ended March 15, 2006, the General Partners earned aggregate Partnership Management Fees of $835,250 with $7,697,000 of accrued and unpaid Partnership Management Fees outstanding as of March 15, 2006.

According to the Partnership Agreement, the General Partners are also entitled to receive a disposition fee (the "Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Partnership. Payment of such fee is subordinated to the return of Limited Partners and BACs holders of their capital contribution and their 10% priority return. Each Disposition Fee is equal to the lesser of one-half the competitive real estate commission or 3% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). In no event, however, shall the Disposition Fee and all other fees payable to the General Partners and any of their affiliates and any unrelated parties arising out of any given sale exceed in the aggregate the lesser of the competitive rate or 6% of the gross proceeds from such sale. To date, the General Partners have not earned any Disposition Fees.

The General Partners also serve as the co-general partners of Liberty III. Liberty III is entitled to receive up to $2,500 per year as an annual fee (the "Annual Local Administrative Fee") from each Local Partnership of which it is a special limited partner. The sum of the Annual Local Administrative Fee and the Partnership Management Fee will not exceed 0.5% of the Partnership’s Invested Assets. Liberty III, as special limited partner of the Local Partnerships, earned an aggregate Annual Local Administrative Fee of $15,000 from the Local Partnerships for the fiscal year ended March 15, 2006. Liberty III also received aggregate cash distributions from the Local Partnerships of $24,000 during the fiscal year ended March 15, 2006.

RCP and Liberty III, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement.

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Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership. Another affiliate of RCP performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the fiscal year ended March 15, 2006, the Partnership incurred liabilities of $404,642, in the aggregate, to the General Partners and their affiliates as reimbursement of expenditures and asset monitoring performed by RCP's affiliate on behalf of the Partnership.

(2) Except as discussed below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchasers, their executive officers, directors or affiliates.

On or about September 15, 2005, certain of the Purchasers and their affiliates commenced a tender offer seeking less than 5% of the Partnership's Units. The persons conducting that prior tender offer provided to the Partnership a legal opinion concerning certain tax issues and an indemnity agreement that, among other things, indemnified the Partnership, its General Partners and Unit holders who did not sell their Units to those offerors from any loss or liability, including, without limitation, adverse tax consequences, arising from that prior tender offer.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

(a) Following receipt of the terms of the Offer, the Partnership and the General Partners reviewed and considered the Offer. The Partnership and General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

(b) Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

•

The Partnership is in the process of liquidating its portfolio of investments in the Local Partnerships. It is uncertain at this time how much money, if any, will be realized by the Partnership and its Unit holders from the liquidation of its investments. The Partnership has not prepared for itself or received from any third party any valuations of its investments. Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

•

The Offer raises certain questions about its potential impact on the Partnership’s tax status for federal income tax purposes. The Partnership is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to the Partnership and its investors. That beneficial tax status might be lost, and the Partnership might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service. It is uncertain whether or not the Offer, if consummated, might cause the Partnership to be deemed a “publicly traded partnership.” Accordingly, the Partnership will not permit any Units to be transferred pursuant to the Offer unless and until the Offerors provide it with (i) an opinion of counsel that the Offer will not result in the Partnership being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify the Partnership, its general partners and its Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer. This legal opinion and indemnity must be in a form and content satisfactory to the Partnership and its counsel. Certain of the Purchasers and their affiliates have previously provided to the Partnership such a legal opinion and indemnity in connection with a prior tender offer seeking less than 5% of the Partnership’s Units made by those persons. Counsel for the Purchasers has orally stated to the Partnership’s counsel that the Purchasers will provide the required legal opinion and indemnity with respect to transfers made pursuant to the Offer.

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Intentions of Affiliates

(c) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchasers pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

To the knowledge of the General Partners, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The General Partners are not aware of any transactions in the Units during the past 60 days by their executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise described herein, no negotiation is being undertaken and no discussions are under way by the Partnership or the General Partners in response to the Offer which relates to: (1) a tender offer or other acquisition of the Partnership’s Units; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. In addition, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the items referred to above.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Partnership or the General Partners in light of their experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Partnership and the General Partners believe that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

ITEM 9.	EXHIBITS
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)

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(a)(1)(ii)	Letter of Transmittal and related instructions, dated July 7, 2006 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(5)(i)	Letter to Unit holders, dated July 21, 2006
(d)(1)(i)

Limited Partnership Agreement of Liberty Tax Credit Plus L.P. dated October 9, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(ii)

Form of Amended and Restated Agreement of Partnership of Liberty Tax Credit Plus L.P. (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(iii)

Certificate of Limited Partnership of Liberty Tax Credit Plus L.P., together with amendments, filed September 14, 1987 and October 8, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(2)	Indemnity Agreement between the Partnership and MacKenzie Patterson Fuller, L.P., SCM Special Fund, LLC and Sutter Opportunity Fund III, LLC, dated May 22, 2006

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY TAX CREDIT L.P.

By: Liberty Associates Properties III, L.P., a General Partner

By: Credit Properties GP, LLC, its General Partner

By:          /s/ Alan P. Hirmes

Name: Alan P. Hirmes

Title:	President and Chief Executive Officer

Dated: July 21, 2006

LIBERTY ASSOCIATES PROPERTIES III, L.P.

By: Related Credit Properties L.P., its General Partner

By: Related Credit Properties Inc., its General Partner

By:          /s/ Alan P. Hirmes

Name: Alan P. Hirmes

Title:	President and Chief Executive Officer

Dated: July 21, 2006

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(1)(ii)	Letter of Transmittal and related instructions, dated July 7, 2006 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated July 7, 2006 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on July 7, 2006)
(a)(5)(i)	Letter to Unit holders, dated July 21, 2006
(d)(1)(i)

Limited Partnership Agreement of Liberty Tax Credit Plus L.P. dated October 9, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(ii)

Form of Amended and Restated Agreement of Partnership of Liberty Tax Credit Plus L.P. (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(iii)

Certificate of Limited Partnership of Liberty Tax Credit Plus L.P., together with amendments, filed September 14, 1987 and October 8, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(2)	Indemnity Agreement between the Partnership and MacKenzie Patterson Fuller, L.P., SCM Special Fund, LLC, and Sutter Opportunity Fund III, LLC, dated May 22, 2006

Exhibit (a)(5)(i)

LIBERTY TAX CREDIT PLUS, L.P.

625 Madison Avenue

New York, New York 10022

(212) 317-5700

July 21, 2006

Dear BACs Holder:

A tender offer has been announced by SCM Special Fund, LLC, MPF-NY 2006, LLC, MPF Senior Note Program I, LP, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC (collectively the “Purchasers”) to purchase up to 3,197.50 Units in the Partnership. The Purchasers have offered to pay $125 per Unit, less the amount of any distributions declared or made with respect to the Units between July 7, 2006 (the “Offer Date”) and August 8, 2006 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated July 7, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. For the reasons discussed in the enclosed Schedule 14D-9, the Partnership, including Related Credit Properties and Liberty Associates III in their capacity as General Partners of the Partnership, do not express any opinion, and are remaining neutral, with respect to Purchasers’ offer. We strongly encourage you to read the enclosed Schedule 14D-9 for a discussion of this matter and certain information you should consider before tendering your shares.

Should you have any questions regarding this matter, please contact Milagros Brogle at (212) 521-6472.

Sincerely,
LIBERTY TAX CREDIT PLUS L.P.

Exhibit (d)(2)

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this “Agreement”) is made and entered into as of May 22, 2006, by and between (a) Liberty Tax Credit Plus L.P., a Delaware limited partnership (the “Partnership”), and (b) MacKenzie Patterson Fuller, L.P., a California limited partnership, SCM Special Fund, LLC, a California limited liability company and Sutter Opportunity Fund III, LLC, a California limited liability company (collectively “MPF”).

WHEREAS, MPF wish to purchase certain Beneficial Assignment Certificates (“Units”) issued by the Partnership, which purchases, by themselves or in combination with other transfers of Units already made or that may subsequently be made in this tax year, will exceed the number of transfers permitted under the 2% safe harbor established by United States Treasury Regulation §1.7704-1(j);

WHEREAS, the general partners of the Partnership will not permit such transfers to MPF unless, among other things, MPF agree to indemnify the Partnership and its general partners, limited partners and non-transferring Unit holders from any and all liability arising from such transfers.

NOW, THEREFORE, the parties to this Agreement for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

1.            Indemnification. MPF hereby covenant and agree, at their sole cost and expense, to protect, defend, indemnify, release and hold the Partnership, its general partners, limited partners and Unit holders who are not transferring their Units to MPF, and each of their respective officers, directors, agents, affiliates, successors, predecessors and permitted assigns, harmless from and against any and all claims, actions, liability, loss, and/or expense (including, without limitation, reasonable attorneys’ fees and disbursements) directly or indirectly arising out of or in any way relating to (a) the transfer of any Units and/or limited partnership interests to MPF, including, without limitation, any federal, state or local income or other tax consequences arising therefrom, (b) any offers to purchase such Units by MPF and/or (c) any breach by MPF of any of their obligations under this Agreement.

2.        Indemnitors’ Net Worth. In order to induce the Partnership and its general partners to enter into this Agreement and to rely on the indemnification contained herein, MPF hereby represent and warrant to the Partnership and its general partners that MPF have a current aggregate net worth in excess of $2,000,000. MPF shall at all times from the date of this Agreement through the date six years thereafter (the “Net Worth Period”) maintain an aggregate net worth in excess of $2,000,000. If at any time during the Net Worth Period, MPF fail to maintain an aggregate net worth in excess of $2,000,000, then MPF shall promptly (and in all events, within five business days of learning of such information) (a) notify the Partnership that the MPF’s aggregate net worth is less than $2,000,000 and (b) arrange for other persons, whose creditworthiness is acceptable to the Partnership in its sole discretion and who in the aggregate have a net worth in excess of $2,000,000, to enter into a written agreement, in form and substance acceptable to the Partnership in its sole discretion, unconditionally and irrevocably guaranteeing the financial obligations, including, without limitation, the indemnification obligations, of MPF under this Agreement. From time to time, upon the written request of the Partnership, MPF shall promptly provide the Partnership with financial statements (audited with respect to MacKenzie Patterson Fuller, LP) or such other proof reasonably acceptable to the Partnership that MPF and/or any persons guaranteeing the obligations of MPF have an aggregate net worth in excess of $2,000,000.

3.        Opinion Letter. MPF represent, warrant, covenant and agree that (a) their conduct through the date of this Agreement has been consistent with and accurately described by all statements concerning such conduct contained in the legal opinion letter (the “Opinion Letter”) of Daniel H. Dahlen, Esq. dated May 10, 2006 addressed to the Partnership (a copy of which is annexed hereto as Exhibit 1) and (b) at all times hereinafter, MPF will conduct themselves in accordance with those statements describing MPF’s conduct contained in the Opinion Letter.

4.            Survival of Representations and Warranties. Except as otherwise provided herein, the representations, warranties, covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement.

5.            Equitable Remedy. MPF hereby acknowledge and agree that the Partnership would not have an adequate remedy at law if this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Partnership shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which the Partnership may be entitled at law or in equity. It is further understood and agreed that no failure to exercise or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise of any right, power or privilege. If any party incurs any legal expenses to enforce the provisions hereof (including, without limitation, to assert any claim for money damages and/or equitable relief), the prevailing party shall be entitled to reimbursement of all fees, costs and expenses, including reasonable counsel fees, incurred by it in connection therewith.

6.            MPF Obligations Joint and Several. The obligations of MPF (or any of them) shall be joint and several for each person or entity that constitutes a member of the defined term "MPF" (but not including any equity owners or officers of such entities).

7.             Notices. All communications hereunder shall be in writing and shall be sent either by facsimile (followed by regular mail), overnight mail, or certified mail, return receipt requested:

(a)	If to the Partnership, to:

Liberty Tax Credit Plus L.P.

c/o CharterMac

625 Madison Ave.

New York, NY 10022

Facsimile: (212) 593-5769

Attn.: Mr. Alan P. Hirmes

- and -

With a copy of such notice (which

will not itself constitute notice) sent to:

Joel S. Weiss, Esq.

Katsky Korins LLP

605 Third Avenue

New York, New York 10158

Facsimile: (212) 716-3365

(b)	If to MPF, to:

MacKenzie Paterson Fuller, LP

1640 School Street

Moraga, CA 94556

Attn.: Chip Patterson, Esq.

Facsimile: (925) 631-9119

Any party may specify a different address or fax number than that listed above by providing notice of such new address or fax number to each of the other parties in the manner described above.

8.             No Modification Except in Writing. This Agreement shall not be changed, modified, or amended, nor any rights hereunder waived, except by a writing signed by the party to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

9.         Further Assurances. Each of the parties hereto hereby agrees to execute and deliver all such further documents and take all such further actions as shall be necessary, desirable or expedient to consummate the transactions contemplated hereby.

10.          Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

11.          Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of each other party, which consent may not be unreasonably withheld or denied.

12.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof. All disputes arising under or relating to this Agreement shall be adjudicated by the Federal or State courts located in New York, New York and each party hereto hereby irrevocably consents to the nonexclusive jurisdiction and venue of such courts.

13.          Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

14.       Construction of this Agreement. This Agreement has been drafted jointly by the parties following negotiation between them. It shall be construed according to its terms and not for or against any party.

15.          Counterparts. This Agreement may be executed and delivered in one or more counterparts and by facsimile, each of which shall be deemed an original and all of them one instrument.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

LIBERTY TAX CREDIT PLUS L.P.

By: Related Credit Properties L.P.,
a General Partner

By: Credit Properties GP LLC,
its General Partner

By: RCC Manager LLC,
its manager

By:       /s/ Alan Hirmes

Name: Alan Hirmes
Title: President

MACKENZIE PATTERSON FULLER, L.P.

By:	/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Senior Vice President

SCM SPECIAL FUND, LLC

By: Sutter Capital Management, LLC, its manager

By:	/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Senor Vice President

SUTTER OPPORTUNITY FUND III, LLC

By: Sutter Capital Management, LLC, its manager

By:	/s/ Chip Patterson
	Name:	Chip Patterson
	Title:	Senior Vice President